

BISON VENTURE PARTNERS

Building a more equitable future for all

bisonventure.partners   Wilmington, DE         Marketplace   Ecommerce

Highlights

1 Award-winning management team of entrepreneurs, consultants, & investors.

2 Building the largest marketplace amplifying HBCU-affiliated brands.

3 Our @WeBlackUnicorns Brand has been featured by Arlan Hamilton of Backstage Capital.



4 Goal to source $100 million to Black-owned businesses & support 1k women business owners by 2031.



5 Experience spanning Ecommerce, Venture Capital, Small Business, Social Enterprise, & Government.



6 Outside of BVP sourced $500k+ in Non-Dilutive Funds to Underrepresented Founders.

Our Team



Garry Johnson III Founder & CEO (Philadelphia, PA)

Howard University MBA Candidate. M.S. in Entrepreneurship & Design from the University of Delaware. Former Backstage Capital Apprentice. HBCU.vc, NOIR Tank, & Hen Hatch Pitch Competition Winner. Dorm Room Fund, Bubble Immerse, & Founder Gym Grad.

> We strive to inspire others to blaze their own paths, unapologetically.



B Bass Business Development (Dallas, TX)

Former Senior Business Development Manager at Schneider. Texas A&M Student-Athlete. Howard University MBA Candidate.



Naomie Baptiste Franchise Operations (Orlando, FL)

Aerospace Engineer. Howard University MBA Candidate.



Alexander Jeffrey Marketing/Legal (Washington, D.C.)

Howard University JD/MBA Candidate.

Company Overview

As a new startup, our first $25,000 in funds raised will be used to **lease our first PopShop robotic storefront** and cover software costs for the year. We'll also begin the build-out of our startup studio, and anticipate joining the **Global Startup Studio Network** (~$9,000) to learn from the best in the industry. Additional funds will be invested in the operations & marketing of our ecommerce store, **HBCU.market**, and stocking inventory from our lifestyle brand, **@WeBlackUnicorns**. As we continue to gain investor interest, we'll be **updating our campaign here** with additional details, partnerships, and opportunities.


The Problem
Investors report capitalizing multicultural and women-owned businesses at 80% less than businesses overall.
Multicultural and women-owned businesses could account for $6.8 trillion in gross receipts if they matched their percentage of the labor force and business revenues were equal to traditional firms.
A more equitable economy for Black Americans
=
A more dynamic & resilient economy for all Americans
In a parity scenario
30% higher incomes for Black Americans
2M more Black Americans in the middle class
615k more Black-owned enterprises
BISON VENTURE PARTNERS
source: www.morganstanley.com/ideas/trillion-dollar-blind-spot
https://www.mckinsey.com/featured-insights/diversity-and-inclusion/the-economic-state-of-black-america-what-is-and-what-could-be

Our Team





Our Framework




Garry Johnson III
Chief Executive Officer
Philadelphia, PA

B Bass
Business Development
Dallas, TX




Alexander Jeffery
Legal & Marketing
Washington, D.C.

Naomie Baptiste
Technical Operations
Orlando, FL



INVEST
Community Rounds
Angel Syndicates
Venture Capital

SCALE
Access to Capital
Technology Adoption
Strategic Partnerships

CREATE
New Businesses
High Quality Jobs
Ownership Opportunities


BISON VENTURE PARTNERS

Educate 10,000 New Angel Investors

$100 Million to Black-Owned Businesses



Support 1,000 Woman-Owned Businesses

Create 1,000 New Jobs


BISON VENTURE PARTNERS

Management Consulting
Tech Startups & SMBs
Investment Readiness

  

Marketplace & Merch
Emerging CPG Brands
Ecommerce + Automated Retail



Media & Marketing
Content, Publicity, & Education
Entrepreneur + Investor Development

Private Markets
Reg CF Community Rounds
Debt + Equity Offerings

 







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